Bank of America Corporation and Subsidiaries Ratio of Earnings to Fixed Charges Ratio of Earnings to Fixed Charges and Preferred Dividends	Exhibit 12

	Nine Months Ended September 30, 2006	Year Ended December 31
(Dollars in millions)		2005	2004	2003	2002	2001
Excluding Interest on Deposits

Income before income taxes	$24,150	$24,480	$20,908	$15,781	$13,479	$11,246

Equity in undistributed earnings of unconsolidated subsidiaries	(236)	(151)	(135)	(125)	(6)	(6)
Fixed charges:
Interest expense	21,611	18,397	9,072	6,105	6,363	9,360
1/3 of net rent expense (1)	450	585	512	398	383	379
Total fixed charges	22,061	18,982	9,584	6,503	6,746	9,739
Preferred dividend requirements	14	27	23	6	6	7
Fixed charges and preferred dividends	22,075	19,009	9,607	6,509	6,752	9,746
Earnings	$45,975	$43,311	$30,357	$22,159	$20,219	$20,979
Ratio of earnings to fixed charges	2.08	2.28	3.17	3.41	3.00	2.15
Ratio of earnings to fixed charges and preferred dividends	2.08	2.28	3.16	3.40	2.99	2.15

	Nine Months Ended September 30, 2006	Year Ended December 31
(Dollars in millions)		2005	2004	2003	2002	2001
Including Interest on Deposits

Income before income taxes	$24,150	$24,480	$20,908	$15,781	$13,479	$11,246

Equity in undistributed earnings of unconsolidated subsidiaries	(236)	(151)	(135)	(125)	(6)	(6)
Fixed charges:
Interest expense	32,102	27,889	14,993	10,667	11,632	18,206
1/3 of net rent expense (1)	450	585	512	398	383	379
Total fixed charges	32,552	28,474	15,505	11,065	12,015	18,585
Preferred dividend requirements	14	27	23	6	6	7
Fixed charges and preferred dividends	32,566	28,501	15,528	11,071	12,021	18,592
Earnings	$56,466	$52,803	$36,278	$26,721	$25,488	$29,825
Ratio of earnings to fixed charges	1.73	1.85	2.34	2.41	2.12	1.60
Ratio of earnings to fixed charges and preferred dividends	1.73	1.85	2.34	2.41	2.12	1.60

(1)	Represents an appropriate interest factor.